WILMINGTON FUNDS (formerly the MTB Group of Funds)

Shareholder Services Plan

This Shareholder Services Plan (“Plan”) is reauthorized and continued as of September 9, 2020, and effective starting on the date set forth in Section 11 below, by the Board of Trustees of the Wilmington Funds (formerly known as MTB Group of Funds and herein, the “Funds” or the “Trust”), a Delaware business trust with respect to certain classes of shares (“Classes”) of the portfolios of the Fund set forth on Exhibit A hereto.

1. This Plan is adopted to allow the Funds to make payments as contemplated herein to obtain certain personal services for shareholders and/or the maintenance of shareholder accounts (“Services”).

2. This Plan is designed to compensate broker/dealers and other participating financial institutions and other persons (“Providers”) for providing services to the Fund and its shareholders. The Plan will be administered by the entity approved by the Board of Trustees of the Trust (the “Board of Trustees”) to serve as distributor of Shares of the Funds (“Distributor”). In compensation for the Services provided pursuant to this Plan, Providers will be paid a monthly fee in respect of the Classes set forth on the applicable exhibit, computed at the annual rate not to exceed .25 of 1% of the average aggregate net asset value of the shares of such Classes of the Fund held during the month.

3. Any payments made by the Funds to any Provider pursuant to this Plan will be made pursuant to the “Shareholder Services Agreement” entered into by Distributor on behalf of the Fund and the Provider.

4. The Fund has the right: (i) to select, in its sole discretion, the Providers to participate in the Plan; and (ii) to terminate without cause and in its sole discretion any Shareholder Services Agreement.

5. Quarterly in each year that this Plan remains in effect, Distributor shall prepare and furnish to the Board of Trustees, and the Board of Trustees shall review, a written report of the amounts expended under the Plan.

6. This Plan shall become effective with respect to each Class after approval by majority votes of: (a) the Board of Trustees; and (b) the Independent Trustees of the Fund.

7. All material amendments to this Plan must be approved by a vote of the Board of Trustees and of the Independent Trustees.

8. This Plan may be terminated with respect to a particular Class at any time by: (a) a majority vote of the Trustees; or (b) a vote of a majority of the outstanding voting securities of the Fund as defined in Section 2(a)(42) of the Act.

9. All agreements with any person relating to the implementation of this Plan shall be in writing and any agreement related to this Plan shall be subject to termination, without penalty, pursuant to the provisions of Paragraph 8 herein.

10. The execution and delivery of this Plan have been authorized by the Trustees and signed by an authorized officer of the Trust, acting as such, and neither such authorization by the Board of Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, and the obligations of this Plan are not binding upon any of the Trustees or shareholders of the Trust, but bind only the appropriate property of the Fund, or Class, as provided in the Declaration of Trust.

11. This Plan is reauthorized for a twelve-month period commencing on October1 2020, and ending on September 30, 2021.

The undersigned officer of the Fund certifies that the Shareholder Services Plan set forth above contains no substantive changes from the Plan previously continued by the Board of Trustees and that this document accurately and completely memorializes the Shareholder Services Plan presented to the Board of Trustees of the Fund at its meeting on September 9, 2020.

Witness the due execution hereof on September 9, 2020.

Wilmington Funds (formerly the MTB Group of Funds)

By:	/s/ JOHN C. McDONNELL
John C. McDonnell Vice President

Amended with the approval of the Board of Trustees, including a majority of the Independent Trustees, on June 22, 2012, to reflect: (i) the conversion of the six classes of MTB Money Market Fund shares into four new MTB Money Market Fund share classes, effective January 20, 2012; (ii) the reorganization of four series of the MTB Group of Funds into four other series of the MTB Group of Funds; (iii) the reorganization of twelve portfolios of WT Mutual Fund, a Delaware statutory trust, into existing and newly formed series of the MTB Group of Funds; (iv) the re-naming of the MTB Group of Funds to “Wilmington Funds” and the renaming of individual Funds; and (v) certain minor stylistic changes. Events (ii), (iii) and (iv) were effective March 9, 2012.

Amended with the approval of the Board of Trustees, including a majority of the Independent Trustees, as of November 30, 2012, to reflect the reorganization of the Wilmington Pennsylvania and Virginia Municipal Bond Funds into the Wilmington Municipal Bond Fund.

Amended with the approval of the Board of Trustees, including a majority of the Independent Trustees, effective as of April 12, 2013, to reflect: (i) the recapitalization into another class of shares, or the elimination, of the Class A shares of certain Funds; and (ii) the recapitalization of the Class C shares of certain Funds into another class of shares of those Funds.

Amended with the approval of the Board of Trustees, including a majority of the Independent Trustees, as of September 12, 2013, to reflect the name change of the Wilmington Rock Maple Alternatives Fund to the Wilmington Multi-Manager Alternatives Fund.

Amended with the approval of the Board of Trustees, including a majority of the Independent Trustees, effective as of September 18, 2014, to reflect the liquidations of the Wilmington Large-Cap Value Fund and the Wilmington Large-Cap Growth Fund.

Amended with the approval of the Board of Trustees, including a majority of the Independent Trustees, effective as of December 7, 2020, to reflect the removal of Class I shares from the Plan.

Wilmington Funds

By:
John C. McDonnell
Vice President

Exhibit A to Shareholder Services Plan dated September 9, 2020: Portfolios and Classes Subject to the Plan

Portfolio	Share Classes

Wilmington U.S. Government Money Market Fund	Select, Service and Administrative Class Shares
Wilmington U.S. Treasury Money Market Fund	Select, Service and Administrative Class Shares
Wilmington Broad Market Bond Fund	Class A Shares
Wilmington Intermediate-Term Bond Fund	Class A Shares
Wilmington Short-Term Bond Fund	Class A Shares
Wilmington Municipal Bond Fund	Class A Shares
Wilmington New York Municipal Bond Fund	Class A Shares
Wilmington International Fund	Class A Shares
Wilmington Global Alpha Equities Fund	Class A Shares
Wilmington Real Asset Fund	Class A Shares
Wilmington Diversified Income Fund	Class A Shares

4